UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 4, 2026

Commission File Number: 001-40553

D-MARKET Elektronik Hizmetler ve Ticaret Anonim Şirketi

(Exact Name of registrant as specified in its charter)

D-MARKET Electronic Services & Trading
(Translation of Registrant’s Name into English)

Kuştepe Mahallesi Mecidiyeköy Yolu

Cad. Trump Towers Tower: 2 No: 12 Floor: 2

Şişli-Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒            Form 40-F ☐

VOTING RESULTS OF THE ORDINARY GENERAL ASSEMBLY OF SHAREHOLDERS MEETING HELD ON OCTOBER 30, 2026

On October 30, 2026, D-MARKET Electronic Services & Trading (“Hepsiburada” or the “Company”) held its Ordinary General Assembly Meeting of Shareholders of the 2025 financial year (the “AGM”).

The AGM was duly called and held in accordance with the relevant provisions of the Turkish Commercial Code (the “TCC”) and the Regulation on Principles and Procedures for General Assembly Meetings of Joint Stock Companies and Ministry Representatives in Such Meetings. A quorum was present at the AGM in accordance with the Company’s Articles of Association and the TCC.

Shareholders at the AGM decided the following, by the majority of votes present:

•	to approve the Company’s audited consolidated financial statements for the year ended December 31, 2025, together with the independent auditors’ report and the Board of Directors’ Annual Activity Report;

•	to release the members of the Board of Directors from liability for all their respective business, transactions and activities in the 2025 financial year;

•	to decide not to make a dividend distribution, as no profit has been generated in the 2025 financial year;

•	to approve the Board of Directors’ proposal regarding the salary, honorarium, bonus and premium to be paid to the independent members of the Board of Directors for their membership to the Board of Directors and, as applicable, its committees, as follows:

i.	a USD 100,000 annual gross payment to the independent members of the Board of Directors for their service on the Board;

ii.	a USD 20,000 annual gross payment to the independent members of the Board of Directors for each committee they chair within the scope of their committee membership; and

iii.	a USD 10,000 annual gross payment to the independent members of the Board of Directors serving in the committees for each committee of which they are a member;

•	to approve the election of Messrs. Mikheil Lomtadze, Yuri Didenko, Tengiz Mosidze, Pavel Mironov and Sandro Berdzenishvili as members of the Board, and Messrs. Tayfun Bayazıt, Ahmet Fadıl Ashaboğlu and Stefan Gross-Selbeck as independent members of the Board for a term of three years, until October 30, 2029, and consequently, for the Board of Directors to consist of eight members;

•	to appoint DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik Anonim Şirketi as the independent auditor of the Company to serve until the next Ordinary Annual General Assembly meeting where the accounts and activities of the Company for the 2026 financial year will be discussed;

•	to authorize the members of the Board of Directors to carry out the transactions set forth under Articles 395 and 396 of the TCC, with respect to the relevant activities;

•	to approve the amendment to Article 11 of the Company’s Articles of Association, titled “Board of Directors Meetings and Resolution Quorum”, as proposed; and

•	to authorize the Board of Directors to make donations and grants up to a limit of 2 per thousand of the Company’s total assets within the financial year.

The minutes of the AGM are available on the Company’s Investor Relations website.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

D-MARKET ELECTRONIC SERVICES & TRADING

November 4, 2026	By:	/s/ ENDER ÖZGÜN
	Name:	Ender Özgün
	Title:	Chief Executive Officer

	By:	/s/ M. SEÇKİN KÖSEOĞLU
	Name:	M. Seçkin Köseoğlu
	Title:	Chief Financial Officer